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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2005

001-14832
 (Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

Celestica Inc.
Form 6-K
Month of June 2005

The following information filed with this Form 6-K and incorporated by reference herein is incorporated by reference in Celestica's registration statements that are effective under the Securities Act of 1933, as amended, and the prospectuses included therein or delivered pursuant thereto:

  •
  Press Release, June 16, 2005, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1 — Press Release, dated June16, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: June 16, 2005
	By:	/s/ PAUL NICOLETTI Paul Nicoletti Senior Vice President and Corporate Treasurer

EXHIBIT INDEX

99.1  —              Press Release, dated June 16, 2005

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Celestica Inc. Form 6-K Month of June 2005
SIGNATURES
EXHIBIT INDEX